

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Wayne Williams
Chief Executive Officer
Callan JMB Inc.
244 Flightline Drive
Spring Branch, Texas 78070-6241

      Re: Callan JMB Inc.
          Amendment No. 3 to Registration Statement on Form S-1
          Filed December 17, 2024
          File No. 333-282879

Dear Wayne Williams:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Item 16. Exhibits
23.1 Consent of Rosenberg Rich Baker Berman, P.A., page II-3

1.   Please revise to file a consent that includes the signature of your independent auditor.

      Please contact Abe Friedman at 202-551-8298 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Trade & Services

cc: Barry Biggar